SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) announces its preliminary, unaudited and non-consolidated financial information for the six-month periods ended June 30, 2006 as attached hereto.

The preliminary and unaudited financial information for the six-month periods ended June 30, 2006 of KEPCO including its six generating subsidiaries will be announced on August 8, 2006 (Seoul time) and a conference call to discuss the aforementioned information will be held on the same date. The call-in details of the conference call are as follows;

* Date and Time

  - Date: August 8, 2006 (Tuesday)

  - In Korean: 16:00 pm (Seoul Time)

  - In English: 17:30 pm (Seoul Time)

* Call-in Number

  - From Korea: 1588-4255 or 031-380-0077

  - From outside Korea: 82-31-380-0088 or 82-31-380-0089

  - Pass Code: In Korean 1000#

  In English 2000#

* On-line Instant Replay Details

  - Web address : http://www.stelkorea.co.kr/sub5/member.htm

  - Company ID : kepcoir

   Attached: Unaudited, non-consolidated preliminary financial information of Korea Electric Power Corporation for the six-month periods ended June 30, 2005 and 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Hi-Taek
Name:	Lee, Hi-Taek
Title:	Chief Financial Officer

Date: August 2, 2006

Disclaimer:

This financial information of Korea Electric Power Corporation (“KEPCO”) as presented below are preliminary and has not been audited or reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other accountants and has not been prepared in accordance with the generally accepted accounting principles of any country. Accordingly, this financial information may not necessarily be indicative of the results of operations of KEPCO and should not be relied upon, or form a basis of entering into any contract, for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

For the six-month periods ended June 30, 2005 and 2006

(Unit : in billions of Korean Won)	1H 2006	1H 2005	Change
Operating revenues:	12,853	11,849	8.5%

Sale of electricity	12,766	11,698	9.1%
Other electric business	76	93	-19.1%
Other business	12	57	-79.2%

Operating expenses:	12,874	11,163	15.3%

Purchased power	10,329	8,813	17.2%
Fuel	15	13	19.7%
Maintenance	432	301	43.3%
Depreciation	912	890	2.4%
Commissions	236	224	5.7%
Other	935	863	8.3%
Other business	16	59	-73.7%

Operating income	(21)	685	-103.1%

Other income:	1,430	1,714	-16.6%

Gain on foreign currency transactions and translation	145	169	-13.9%
Investment income from affiliates	1,151	1,269	-9.3%
Other	134	277	-51.7%

Other expenses:	400	421	-5.0%

Interest expenses	274	234	16.9%
Loss on foreign currency transactions and translation	7	8	-9.2%
Investment loss from affiliates	56	1	6155.6%
Other	63	178	-64.8%

Ordinary income	1,009	1,979	-49.0%

Provision for income taxes	117	409	-71.3%

Net income	891	1,570	-43.2%